# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RumbleOn, Inc., CIK 0001596961
CUSIP: 781386305
Title of class of securities: Class B Common Stock, $0.001 par value
Address of issuer's principal executive offices: 901 W. Walnut Hill Lane, Suite 110A, Irving, Texas (TX), 75038
Date of event which requires filing of this statement: 12/19/2024
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001213900-23-066230
Filed by CIK 0001589943
Persons authorized to receive notices and communications: Kellie L. Bobo, Esq., Haynes and Boone, LLP, 98 San Jacinto Boulevard, Suite 1500, Austin, Texas (TX), 78701, (512) 867-8411

## Reporting persons
- Stone House Capital Management, LLC (CIK 0001589943): type of reporting person: other (OO), investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,075,815; sole dispositive power 0; shared dispositive power 7,075,815; aggregate amount beneficially owned 7,075,815 (18.8% of the class)
- SH Capital Partners, L.P. (CIK 0001497279): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 7,075,815; sole dispositive power 0; shared dispositive power 7,075,815; aggregate amount beneficially owned 7,075,815 (18.8% of the class)
- Mark Cohen (CIK 0001591240): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,075,815; sole dispositive power 0; shared dispositive power 7,075,815; aggregate amount beneficially owned 7,075,815 (18.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock, $0.001 par value
Name of issuer: RumbleOn, Inc.
Address of issuer's principal executive offices: 901 W. Walnut Hill Lane, Suite 110A, Irving, Texas (TX), 75038
Comment: This Amendment No. 4 to Schedule 13D is jointly filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the shares of Class B Common Stock, $0.001 par value (the "Common Stock") of RumbleOn, Inc., a Nevada corporation (the "Issuer"), initially filed with the U.S. Securities and Exchange Commission on August 11, 2023, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on September 5, 2023, as amended and/or supplemented by Amendment No. 2 to the Schedule 13D filed on December 11, 2023, as amended and/or supplemented by Amendment No. 3 to the Schedule 13D filed on November 18, 2024 (as amended, the "Schedule 13D"). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

"On December 12, 2024, Partners acquired an additional 317,343 shares of Class B Common Stock of the Issuer pursuant to the exercise of its 2024 Subscription Rights issued in connection with the 2024 Rights Offering, at an effective purchase price of $4.18 per share of Class B Common Stock of the Issuer for an aggregate purchase price of $1,326,493.74.

On December 19, 2024, pursuant to the 2024 Support and Standby Purchase Agreement (as defined below), Partners acquired an additional 349,333 shares of Class B Common Stock of the Issuer, at an exercise price of $4.18 per share of Class B Common Stock of the Issuer for an aggregate purchase price of $1,460,211.94.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:
"Pursuant to the previously disclosed Rights Offering Term Sheet in connection with the previously disclosed 2024 Rights Offering, on November 26, 2024, the Issuer entered into a Support and Standby Purchase Agreement (the "2024 Support and Standby Purchase Agreement") with Stone House and the Supporting Investors. The 2024 Support and Standby Purchase Agreement provides that, among other things, Stone House would, within two business days after the closing of the 2024 Rights Offering, purchase from the Issuer in a private placement any shares of Class B Common Stock included in the 2024 Rights Offering that were not subscribed for and purchased by Eligible Securityholders as of the expiration of the subscription period (the "2024 Backstop Securities") at the same $4.18 per share Subscription Price payable by Eligible Securityholders who elected to exercise their 2024 Subscription Rights in the 2024 Rights Offering. Stone House is not entitled to receive a fee for the commitment made by it under the 2024 Support and Standby Purchase Agreement. Stone House is, however, entitled to receive reimbursement of reasonable expenses related to the 2024 Support and Standby Purchase Agreement and the 2024 Rights Offering.

As disclosed in the Issuer's current report on Form 8-K, dated November 26, 2024, Eligible Securityholders had the ability to purchase up to 2,392,344 shares of Class B Common Stock in connection with the 2024 Rights Offering. Each Eligible Securityholder received one 2024 Subscription Right for each share of either Class B Common Stock or Class A common stock of the Issuer, par value $0.001 per share, owned as of the close of business on November 25, 2024. As disclosed in the Issuer's current report on Form 8-K, dated December 13, 2024, the subscription period of the 2024 Rights Offering expired at 5:00 P.M. Eastern Time, on December 12, 2024. In connection therewith, on December 12, 2024, Partners acquired 317,343 shares of Class B Common Stock of the Issuer pursuant to the exercise of a portion of its 2024 Subscription Rights issued in connection with the 2024 Rights Offering.

On December 19, 2024, pursuant the terms of the backstop private placement of the Issuer in accordance with the 2024 Support and Standby Purchase Agreement, because the 2024 Rights Offering was not fully subscribed, the Issuer issued and sold to Stone House the remaining 349,333 of the 2024 Backstop Securities at an exercise price of $4.18 per share for an aggregate purchase price of $1,460,211.94 (collectively, the "2024 Backstop Purchase").

Pursuant to the terms of the 2024 Support and Standby Purchase Agreement, on December 19, 2024, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") that provides registration rights to Stone House in respect of the 2024 Backstop Securities and any shares of Class B Common Stock that were previously sold to Stone House on December 8, 2023, under the Standby Purchase Agreement, originally dated August 8, 2023 and amended on November 20, 2023 (the "Registrable Securities"). Pursuant to the Registration Rights Agreement, the Issuer has agreed to file a resale registration statement for the Registrable Securities as soon as practicable after the execution of the Registration Rights Agreement, and to use commercially reasonable efforts to cause it to become effective as soon as possible after such filing, but in no event later than sixty (60) days after the date of such filing.

The foregoing descriptions of the 2024 Rights Offering, the 2024 Support and Standby Purchase Agreement, the Registration Rights Agreement, and the 2024 Backstop Purchase do not purport to be complete and are qualified in their entirety by reference to the Issuer's current report on Form 8-K, dated November 26, 2024, the 2024 Support and Standby Purchase Agreement, the Issuer's press release, dated November 26, 2024, the Issuer's current report on Form 8-K, dated December 13, 2024, the Issuer's press release, dated December 17, 2024, the Issuer's current report on Form 8-K, dated December 19, 2024, and the Registration Rights Agreement, which are each incorporated herein by reference to Exhibit 99.18, Exhibit 99.19, Exhibit 99.20, Exhibit 99.21, Exhibit 99.22, Exhibit 99.23, and Exhibit 99.24 to this Schedule 13D, respectively."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:
"The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto. Item 13 on each cover page hereto is based upon 37,713,298 shares of Class B Common Stock, outstanding as of December 19, 2024, as disclosed in the Issuer's current report on Form 8-K, filed on December 19, 2024, by the Issuer with the U.S. Securities and Exchange Commission.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer."
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:
"(c) Other than as set forth in Item 3 and Item 4 of this Schedule 13D, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

"The information set forth in Item 3 and Item 4 of this Schedule 13D is hereby incorporated herein by reference."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and restated in its entirety as follows:

"The following exhibits are filed as exhibits hereto:

99.1 - Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed on September 5, 2023, by the Reporting Persons with the U.S. Securities and Exchange Commission).

99.2 - Standby Purchase Agreement, dated as of August 8, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on August 11, 2023, by the Issuer with the U.S. Securities and Exchange Commission).

99.3 - Press Release, dated August 9, 2023 (incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed on August 11, 2023, by the Issuer with the U.S. Securities and Exchange Commission).

99.4 - Press Release, dated August 9, 2023 (incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed on August 9, 2023, by the Issuer with the U.S. Securities and Exchange Commission).

99.5 - Proxy Statement, dated June 23, 2023 (incorporated by reference to the Issuer's Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 filed on June 23, 2023, by the Issuer with the U.S. Securities and Exchange Commission).

99.6 - Current Report on Form 8-K, dated as of August 30, 2023 (incorporated by reference to the Issuer's Current Report on Form 8-K filed on September 5, 2023, by the Issuer with the U.S. Securities and Exchange Commission).

99.7 - Press Release, dated December 6, 2023 (incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed on December 8, 2023, by the Issuer with the U.S. Securities and Exchange Commission).

99.8 - Current Report on Form 8-K, dated December 11, 2023 (incorporated by reference to the Issuer's Current Report on Form 8-K filed on December 11, 2023, by the Issuer with the U.S. Securities and Exchange Commission).

99.9 - 2017 RumbleOn, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on January 9, 2017, by the Issuer with the U.S. Securities and Exchange Commission).

99.10 - Amendment to the RumbleOn, Inc 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on June 28, 2018, by the Issuer with the U.S. Securities and Exchange Commission).

99.11 - Amendment to the RumbleOn, Inc. 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on May 22, 2019, by the Issuer with the U.S. Securities and Exchange Commission).

99.12 - Amendment to the RumbleOn, Inc. 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on August 26, 2020, by the Issuer with the U.S. Securities and Exchange Commission).

99.13 - Fourth Amendment to RumbleOn, Inc. 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed on August 4, 2021, by the Issuer with the U.S. Securities and Exchange Commission).

99.14 - Fifth Amendment to RumbleOn, Inc. 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.6 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, filed on March 28, 2024, by the Issuer with the U.S. Securities and Exchange Commission).

99.15 - Form of 2024 Restricted Stock Unit Award Agreement, effective March 19, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed on May 8, 2024, by the Issuer with the U.S. Securities and Exchange Commission).

99.16 - Current Report on Form 8-K, dated November 11, 2024 (incorporated by reference to the Issuer's Current Report on Form 8-K filed on November 12, 2024, by the Issuer with the U.S. Securities and Exchange Commission).

99.17 - Press Release, dated November 15, 2024 (incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed on November 15, 2024, by the Issuer with the U.S. Securities and Exchange Commission).

99.18 - Current Report on Form 8-K, dated November 26, 2024 (incorporated by reference to the Issuer's Current Report on Form 8-K filed on November 26, 2024, by the Issuer with the U.S. Securities and Exchange Commission).

99.19 - Support and Standby Purchase Agreement, dated as of November 26, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on November 26, 2024, by the Issuer with the U.S. Securities and Exchange Commission).

99.20 - Press Release, dated November 26, 2024 (incorporated by reference to Exhibit 99.7 to the Issuer's Current Report on Form 8-K filed on November 26, 2024, by the Issuer with the U.S. Securities and Exchange Commission).

99.21 - Current Report on Form 8-K, dated December 13, 2024 (incorporated by reference to the Issuer's CurrentReport on Form 8-K filed on December 13, 2024, by the Issuer with the U.S. Securities and Exchange Commission).

99.22 - Press Release, dated December 17, 2024 (incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed on December 19, 2024, by the Issuer with the U.S. Securities and Exchange Commission).

99.23 - Current Report on Form 8-K, dated December 19, 2024 (incorporated by reference to the Issuer's Current Report on Form 8-K filed on December 19, 2024, by the Issuer with the U.S. Securities and Exchange Commission).

99.24 - Registration Rights Agreement, dated as of December 19, 2024 (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on December 19, 2024, by the Issuer with the U.S. Securities and Exchange Commission)."

## Signatures
- Stone House Capital Management, LLC: /s/ Mark Cohen, Mark Cohen, Managing Member (12/23/2024)
- SH Capital Partners, L.P.: Stone House Capital Management, LLC Its: General Partner /s/ Mark Cohen, Mark Cohen, Managing Member (12/23/2024)
- Mark Cohen: /s/ Mark Cohen, Mark Cohen (12/23/2024)